

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 6, 2017

Via E-mail
Giri Devanur
President and Chief Executive Officer
Ameri Holdings, Inc.
100 Canal Pointe Boulevard, Suite 108
Princeton, NJ 08540

> **Re: Ameri Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2017**
> **File No. 333-215923**

Dear Mr. Devanur:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In connection with your disclosure throughout regarding the offered securities, please address the following concerns:

- Whether the 2,666,666 shares offered by you underlie the 2,666,666 warrants offered for resale by the selling shareholders.
- If the shares offered for issuance by you <u>do not</u> underlie the warrants offered by selling security holders:
    - you may only register the <u>resale</u> of those shares by the warrant holders, not the <u>issuance</u>, since the initial offer by you of those shares already commenced privately in connection with the initial related warrant placement; and

- o you must also register the resale of the shares underlying the warrants, since they are offered simultaneously with the warrants, and revise your fee table and other disclosures accordingly.
- If the shares offered for issuance by you <u>do</u> underlie the warrants offered by selling security holders:
  - o please make the connection clearer in your cover page, summary and elsewhere as applicable
  - o clarify that the registered issuance of the underlying shares relates only to the exercise of the related warrants by purchasers of the warrants in this offering, but not by the selling shareholders.
- Consistent with the above items, clarify defined terms so that the securities offered and their relation to each other is clear. One example is "Original Warrants."

Our Company, page 1

2.   In light of your recent acquisition of all of your revenue-generating businesses, please clarify how your current business relates to the use of the products described in the second paragraph under this heading. Specifically, if your revenues primarily derive from the traditional consulting businesses of the acquired entities, please make this clear and identify your business plan as anticipatory in nature.

3.   In this connection, please clarify in your summary any challenges presented by your need to integrate each of your recently acquired businesses.

Recent and Proposed Acquisitions, page 4

4.   Please provide the pro forma financial information required by Rule 8-05 and Article 11 of Regulation S-X for all your acquisitions or explain to us why this is not required.

Letter of Intent, page 4

5.   Please revise to provide the name of the SAP consulting services company that is a party to the proposed acquisition discussed in the first paragraph of page 4. We also note that you only disclose a single measure of Target's 2016 financial results, revenue, which might not provide a complete picture of their results of operations. Revise to disclose any other pertinent amounts in order to provide a full understanding of Target's 2016 results of operations.

6.   Please disclose your estimate of the total purchase price, including the number and value of shares to be issued as part of your proposed acquisition and the amount of the referenced promissory note. Revise to include the financial statements and pro forma information required by Rules 8-04 and 8-05 of Regulation S-X or explain to us the reason that this is not required.

Acquisition of DC&M, page 4

7.   Please describe the business of DC&M.

Use of Proceeds, page 27

8.   Please clarify whether you intend to use any of the proceeds from the exercise of the warrants to fund payments you may have to make in connection with recent or pending acquisitions.

Description of Business, page 29

9.   Please revise to explain industry jargon to an investor not in your business, such as "technology white space," and eliminate marketing language.

10.   You make several qualitative and factual claims about your business, products and service offerings where the basis for those claims is not clear from the disclosure. One example is your claim that "Innovative solutions emerging from our lab have won international awards." Please revise to explain your basis or to identify the statement as management's belief, as appropriate.

11.   Please explain how you allocate responsibility/accountability to your customers between you and your "subject matter technology specialists."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, pages 43 to 45

12.   Please revise to provide a more specific explanation of the reason for the significant increase in revenues each period, including the amount of the increase related to new products, services or customers and the amount attributed to each acquisition. Refer to the requirements of Item 303 of Regulation S-K.

Selling, general and administrative expenses, page 43

13.   Please revise to provide a more specific explanation of the reason for the significant increase in SG&A expenses, including the amount related to each acquisition, increased corporate overhead and other factors. The amount of any reorganization expenses included in SG&A expenses should also be separately quantified and discussed.

Nonrecurring expenses, page 43

14.   Please revise to separately quantify and discuss the amounts included in nonrecurring expenses. In addition, explain to us why you believe these expenses are nonrecurring.

Unaudited Financial Statements of Ameri Holdings, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-4

15.   We note your line item acquisition consideration payable. Please confirm that these amounts only contain cash payments in accordance with ASC 230-10-45-13(b), and not amounts attributable to equity issuances or amounts owed or payable. Please also clarify why the amount for current period is a use of cash and for the prior period is a source of cash. Revise Note 3 to clarify how these amounts were determined.

16.   Please explain to us why the purchase of intangible and fixed assets in the investing section of the statements of cash flows on page F-4 is a use in the current period and a source in the prior period. In addition, explain to us what the amount for goodwill represents in the prior period.

Note 2: Basis of Presentation, page F-5

17.   Please disclose your year-end, and clarify whether you previously changed your year-end.

Note 3: Business Combinations, page F-5

18.   Please provide all of the applicable disclosures required by ASC 805 for each of your acquisitions, including a summary of the purchase price and how this was determined, the allocation of the purchase price to all assets and liabilities acquired, specific details of the valuation of any intangible assets acquired and your related accounting treatment. Disclose how any contingent consideration was determined and the related accounting treatment for this consideration. Provide the disclosures required by ASC 805-30-50-1 and 50-2 for each acquisition. Also refer to the disclosure requirements of ASC 805-10-50 and 20-50.

19.   We note you recognized September 1, 2015 as the effective date of your Bellsoft acquisition when November 20, 2015 was the acquisition consummation date. Please explain to us the reason for using a different date for your accounting treatment and why this is appropriate.

20.   Please ensure that all of your date references are correct. For example, on page F-6 the reference to July 1, 2017 for the Bigtech acquisition does not appear correct and the reference to July 22, 2015 for the Virtuoso acquisition also does not appear correct.

21.   You set forth on page 4 that your acquisitions of Bigtech and Virtuoso were not significant and the filing does not include separate financial statements of these acquired entities. Please provide us your supplemental computations of how you determined that

the requirements of Rule 8-04 of Regulation S-X were not met for each of these acquisitions.

Note 7: Intangible Assets, page F-9

22. Please revise to provide all of the applicable disclosures required by ASC 350-30-50. For example, it does not appear that you have provided disclosures for major classes of intangible assets.

Note 13: Loan Agreement with Sterling National Bank, page F-12

23. Please provide all of the applicable disclosures required by Rule 5-02(22) of Regulation S-X, including the rates of interest and maturity dates related to your loan agreements.

Financial Statements of Ameri and Partners, Inc.

24. We note that Ameri and Partners is your wholly owned subsidiary, and that its financial statements are generally the same as your financial statements. Please explain to us why you have included these separate financial statements in the registration statement. In addition, explain to us why the financial statements of Ameri Partners reference an inception date of November 27, 2013.

Financial Statements of Bellsoft, Inc. and Subsidiaries

Financial Statements of DC&M Partners L.L.C

25. We note you have provided audited financial statements of Bellsoft, Inc. and DC&M Partners in the filing. Please revise to include the interim financial statements of these acquired entities required by Rule 8-04(c) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Assistant Director
Amanda Ravitz

cc: Adam W. Finerman, Esq.
        Olshan Frome Wolosky LLP